Exhibit 99.1

Subsea 7 S.A. awarded a five-year
contract from Statoil ASA

Luxembourg - February 11, 2011 - Subsea 7 S.A. (the “Company”) (NASDAQ-GS: SUBC; Oslo Børs: SUBC) announced the award of a five year Frame Agreement Contract, plus two 1 year options by Statoil ASA. The contract will cover provision of a dedicated vessel on full time basis, and associated project management and engineering support, for ROV based inspection, maintenance, and repair (IMR) work in the Norwegian Sea and North Sea starting mid 2011. The estimated contract value of this Frame Agreement is approximately $260 million.

As a result of this contract award, Subsea 7 has entered into an eight year contract with Eidesvik Offshore ASA for the provision of a new IMR vessel, which is expected to be delivered in the fourth quarter of 2012.

Øyvind Mikaelsen, Senior Vice President, North Sea, Mediterranean & Canada, said: “We are very pleased to have been awarded this Statoil Frame Agreement Contract. This Contract builds upon the Company’s strong track record of providing inspection, repair and maintenance work in a safe, reliable and cost effective way. This award demonstrates the depth of our project management and engineering capabilities, our excellent safety record, stringent HSEQ procedures and practices, and the high quality of our people, both onshore and offshore.”

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

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Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.